Exhibit 99.1
Notice to ASX/LSE

Rio Tinto plc - 2020 annual general meeting voting results

8 April 2020

The annual general meeting of Rio Tinto plc was held on 8 April 2020.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 20 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 7 May 2020.

Resolution 21 requires approval by a majority of shareholders of each of Rio Tinto plc and Rio Tinto Limited voting as separate electorates. As such, the results of the voting on resolution 21 will also be announced shortly after the Rio Tinto Limited annual general meeting.

The remaining resolutions 22 to 25 were put to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll are set out below.

Simon Thompson, Rio Tinto Chairman said “I am pleased that the current restrictions on public gatherings did not prevent us from engaging with our shareholders, albeit virtually, and that J-S and I were able to answer questions on a broad range of topics. We would like to thank all of our shareholders for their continued support and understanding in these difficult times.”

The addresses given by the Chairman and the Chief Executive are available at https://www.riotinto.com/invest/shareholder-information/annual-general-meetings.

Resolutions	For/Discretion (no of votes)	% for / discretion	Against (no of votes)	Total votes validly cast	% of issued share capital voted	Withheld*
22. General authority to allot shares	849,333,521	91.13%	82,692,224	932,025,745	74.76%	13,619,976
23. Disapplication of pre-emption rights	930,240,971	99.82%	1,699,825	931,940,796	74.75%	13,709,030
24. Authority to purchase Rio Tinto plc shares	733,475,577	78.69%	198,665,382	932,140,959	74.77%	13,508,632
25. Notice period for general meetings other than annual general meetings	886,282,789	95.54%	41,359,094	927,641,883	74.41%	18,009,115

*It should be noted that a vote ‘withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 8pm on 6 April 2020, being the time at which a shareholder had to be registered in the Company’s register of members in order to attend and vote at the annual general meeting. The number of shares in issue was 1,255,726,174 (excluding Treasury shares 1,246,679,820).

The Company notes that Resolution 24 ‘Authority to purchase Rio Tinto plc shares’ was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China “Chinalco”) voted against Resolution 24. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of just over 14% given its non-participation in the Company’s significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Contacts

media.enquiries@riotinto.com
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Media Relations, United Kingdom
Illtud Harri
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David Outhwaite
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Media Relations, Americas
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Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404